Exhibit 99.1

GGP - TRC, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, GGP —TRC, L.L.C, (“TRCLLC”),  formerly known as The Rouse Company L.L.C., as of September 30, 2012 and December 31, 2011 and for the nine months ended September 30, 2012 and 2011.

TRCLLC (also, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP”) into a limited liability company. TRCLLC is a subsidiary of General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, which was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as a permanent element of capital. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation as a result of discontinued operations.  TRCLLC distributed various operating properties to GGP and sold its interest in an office portfolio during the nine months ended September 30, 2012.  Amounts included on the Consolidated Statements of Operations and Comprehensive Loss for properties sold or distributed to GGP have been reclassified to discontinued operations for all periods presented.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLLC’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2011 have not changed during the nine months ended September 30, 2012.

MANAGEMENT’S DISCUSSION OF TRCLLC OPERATIONS AND LIQUIDITY

The following table summarizes minimum rents for the nine months ended September 30, 2012 and 2011.

	Nine Months Ended September 30,
	2012	2011	$ Change	% Change
	(Dollars in thousands)
Components of Minimum rents:
Base minimum rents	$205,865	$197,376	$8,489	4.3%
Lease termination income	517	2,399	(1,882)	(78.4)
Amortization of straight-line rent	9,090	11,242	(2,152)	(19.1)
Amortization of above- and below-market tenant leases, net	(11,688)	(8,983)	(2,705)	30.1
Total Minimum rents	$203,784	$202,034	$1,750	0.9%

Base minimum rents increased by $8.5 million primarily due to increased permanent occupancy and positive lease spreads.

Expenses decreased by $16.7 million primarily due to a $17.9 million decrease in depreciation and amortization and an $11.6 million decrease in property management and other costs partially offset by provision for impairment of $13.8 million recorded on two operating properties.  These impairment charges were recorded as the estimated sales prices of these properties were less than the carrying values.  No impairment charges were necessary during the nine months ended September 30, 2011.

Equity in income of Unconsolidated Real Estate Affiliates for the nine months ended September 30, 2012 increased by $17.4 million from 2011, primarily due to a decrease in amortization expense as a result of less tenant-specific intangibles as well as adjustments to intangibles across our Unconsolidated Real Estate Affiliate in the amount of $6.1 million and growth in property operations and gains from the purchase of additional interest in and sale of investment properties of $4.6 million at our Brazil joint venture. The remaining increase is due to improved operations at all of our joint ventures.

Cash position and liquidity at September 30, 2012

TRCLLC’s cash and cash equivalents decreased $297.4 million to $145.2 million as of September 30, 2012. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.

TRCLLC has $1.30 billion of unsecured bonds of with maturity dates from 2013 through November 2015 and interest rates ranging from 5.38% to 6.75%.  The bonds have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instances of non-compliance with such covenants as of September 30, 2012. We repaid the $349.5 million of the bonds on September 17, 2012, when they matured. TRCLLC intends to redeem all of its 6.75% bonds due May 1, 2013 (approximately $600.0 million) on December 3, 2012, at the “Make-Whole Price,” as defined in the applicable indenture.

TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
	2012	2011
	(Dollars in thousands)
Assets:
Investment in real estate:
Land	$532,809	$901,274
Buildings and equipment	3,132,239	4,749,122
Less accumulated depreciation	(225,562)	(251,137)
Construction in progress	22,379	38,535
Net property and equipment	3,461,865	5,437,794
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,246,628	1,725,338
Net investment in real estate	4,708,493	7,163,132
Cash and cash equivalents	145,156	442,559
Accounts and notes receivable, net	34,729	45,894
Deferred expenses, net	24,484	39,057
Prepaid expenses and other assets	258,800	400,401
Total assets	$5,171,662	$8,091,043

Liabilities:

Mortgages, notes and loans payable	$3,083,698	$4,440,481
Accounts payable and accrued expenses	236,629	339,596
Total liabilities	3,320,327	4,780,077

Capital:
Members’ capital	4,265,618	6,118,338
Receivable from General Growth Properties, Inc.	(2,336,329)	(2,778,910)
Accumulated other comprehensive loss	(83,672)	(48,470)
Members’ capital attributable to General Growth Properties, Inc.	1,845,617	3,290,958
Noncontrolling interests in Consolidated Real Estate Affiliates	5,718	20,008
Total capital	1,851,335	3,310,966
Total liabilities and capital	$5,171,662	$8,091,043

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Nine Months Ended September 30,
	2012	2011
	(Dollars in thousands)
Revenues:
Minimum rents	$203,784	$202,034
Tenant recoveries	101,034	103,823
Overage rents	5,041	4,132
Other	10,476	8,075
Total revenues	320,335	318,064
Expenses:
Real estate taxes	31,404	30,767
Property maintenance costs	11,114	12,987
Marketing	3,621	3,394
Other property operating costs	54,975	55,223
Provision for doubtful accounts	1,006	840
Property management and other costs	22,332	33,911
Provision for impairment	13,810	—
Depreciation and amortization	105,235	123,088
Total expenses	243,497	260,210
Operating income	76,838	57,854

Interest income	508	619
Interest expense	(140,092)	(144,889)
Loss before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	(62,746)	(86,416)
Provision for income taxes	(138)	(311)
Equity in income of Unconsolidated Real Estate Affiliates	28,054	10,697
Loss from continuing operations	(34,830)	(76,030)
Discontinued operations	13,005	17,051
Net loss	(21,825)	(58,979)
Allocation to noncontrolling interests	382	961
Net loss attributable to General Growth Properties, Inc.	$(21,443)	$(58,018)

Comprehensive loss:
Net loss	$(21,825)	$(58,979)
Other comprehensive loss:
Foreign currency translation	(35,202)	(42,981)
Other comprehensive loss	(57,027)	(101,960)
Comprehensive income allocated to noncontrolling interests	382	961
Comprehensive loss, net attributable to General Growth Properties, Inc.	$(56,645)	$(100,999)

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

	Members’ Capital	Accumulated other comprehensive loss	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
	(Dollars in thousands)

Balance at January 1, 2011	$7,496,627	$—	$(2,812,817)	$21,416	$4,705,226

Net loss	(58,018)	—	—	(961)	(58,979)
Other comprehensive loss	—	(42,981)	—	—	(42,981)
Advances to General Growth Properties, Inc.	—	—	(524,548)	—	(524,548)
Distributions to General Growth Properties, Inc.	(449,877)	—	59,855	—	(390,022)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(145)	(145)
Balance at September 30, 2011	$6,988,732	$(42,981)	$(3,277,510)	$20,310	$3,688,551

Balance at January 1, 2012	$6,118,338	$(48,470)	$(2,778,910)	$20,008	$3,310,966

Net loss	(21,443)	—	—	(382)	(21,825)
Other comprehensive loss	—	(35,202)	—	—	(35,202)
Advances from General Growth Properties, Inc.	—	—	90,729	—	90,729
Distributions to General Growth Properties, Inc.	(1,831,277)	—	351,852	(13,901)	(1,493,326)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(7)	(7)
Balance at September 30, 2012	$4,265,618	$(83,672)	$(2,336,329)	$5,718	$1,851,335

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2012	2011
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(21,825)	$(58,979)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(28,054)	(5,669)
Provision for (recovery of) doubtful accounts	1,005	(660)
Distributions received from Unconsolidated Real Estate Affiliates	15,704	11,172
Depreciation	127,226	222,952
Amortization	8,372	10,029
Provisions for impairment	13,810	—
Amortization of deferred financing costs	—	55
Accretion of debt market rate adjustments	(19,322)	(37,152)
Amortization of intangibles other than in-place leases	16,590	26,294
Straight-line rent amortization	(11,928)	(22,934)
Net (gain) loss on disposition	(4,262)	1,496
Decrease in restricted cash	10,223	340
Net changes:
Accounts and notes receivable	5,639	(142)
Prepaid expenses, deferred expenses and other assets	(16,510)	(4,181)
Accounts payable and accrued expenses	(8,140)	38,515
Net cash provided by operating activities	88,528	181,136

Cash flows from investing activities:
Development of real estate and property additions/improvements	(54,200)	(75,370)
Proceeds from sales of investment properties	43,270	131,859
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	23,291	37,483
Increase in investments in Unconsolidated Real Estate Affiliates	(14,400)	(18,503)
Decrease in restricted cash	2,580	3,681
Other, net	90	82
Net cash provided by investing activities	631	79,232

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	72,336	141,738
Principal payments on mortgages, notes and loans payable	(541,440)	(391,139)
Advances from (to) General Growth Properties, Inc.	82,561	(524,548)
Distributions to noncontrolling interests	(7)	(145)
Prepayment of financing fees	(12)	—
Deferred financing costs	—	(6,864)
Net cash used in financing activities	(386,562)	(780,958)

Net change in cash and cash equivalents	(297,403)	(520,590)
Cash and cash equivalents at beginning of period	442,559	903,630
Cash and cash equivalents at end of period	$145,156	$383,040

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(UNAUDITED)

	Nine Months Ended September 30,
	2012	2011
	(Dollars in thousands)
Supplemental disclosure of cash flow information:

Interest paid	$187,960	$206,395
Interest capitalized	192	607
Income taxes paid	—	935
Reorganization items paid	—	3,089
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(2,980)	1,053
Non-Cash Distribution to GGPLP:
Assets	$2,420,198	—
Liabilities	(935,086)	—